Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

November18, 2015

Re:	Virtuix Holdings Inc.
Offering Statement on Form 1-A
Filed September 17, 2015
File No. 367-00013

Dear Mr. Mark Shuman:

Thank you for your comments of October 14, 2015 regarding the Offering Statement of Virtuix Holdings Inc. filed on September 17, 2015. We appreciate the opportunity to respond to your concerns and amend the Offering Statement as required to provide for full disclosure to prospective investors. Responses to your questions are identified in italicized text following the restatement of the question below.

Part I—Notification
Item4. Summary Information Regarding the Offering and Other Current of Proposed Offerings

1. You indicate that you do not intend to offer the securities on a delayed or continuous basis but also state that the offering will last more than one year. We also note your disclosure on the cover page that the offering will terminate no later than March 31, 2016. Please reconcile.

We have revised the data in Part II to reflect the fact that the offering will be made on a continuous basis. The offering will terminate no later than March 31, 2016.

Part II—Information Required in Offering Circular

Risk Factors, page 1

2. Please consider including a risk factor that highlights key provisions of the Subscription Agreement, such as:

•	the acknowledgement in section 4(b) that the subscriber represents and warrants that it has read the Offering Circular and understands the risks, whether or not included in the Offering Circular;
•	the provision in section 4(k) that the subscriber indemnifies you for any claims based on brokerage commission, finders’ fees or similar compensation; and

•	the exclusive forum provision limiting jurisdiction to Texas.

The risk factors have been amended to include disclosure of these specific risks under the heading “Investors will be subject to the terms of the Subscription Agreement”.

3. Please include a risk factor that highlights the existence of the Series Seed and Series 2 preferred stock and clarifies the rights, preferences, and privileges of the Series A preferred.

We included a risk factor identifying that investors will be minority owners in the issuer, that it has previously issued Series Seed and Series 2 Seed Preferred Stock, and that the terms of the Series A Preferred Stock are identical to those of the previously issued Preferred Stock.

4. Please consider including a risk factor to highlight the risk from the pledge of 2 million shares of common and your intellectual property as collateral for the VLL Note.

The risk factors have been amended to include disclosure of these specific risks under the heading “The company has previously issued secured debt”.

Dilution, page 3

5. The disclosure in your table that you are offering 5 million shares is inconsistent with Part I of Form 1-A, where you indicate that you are selling 7.5 million shares. Please reconcile and revise your table.

The company is seeking to raise up to $15 million worth of its Series A Preferred Stock at a price that is not yet set. The company is considering a range of $2.00 per share to $4.00 per share. Under this range, the maximum number of shares that would be issued is 7,500,000 million shares (which number is reflected in Part I) and the minimum would be 3,750,000. Five million shares represent the median point used to calculate and demonstrate dilution of investor interests in the offering.

The Company’s Business
Basic Information about the Company, page 7

6. Refer to the second paragraph. Please disclose the obstacles and challenges that remain prior to beginning production. We note your disclosure on page 8 that timing may be affected by the capacity of the manufacturer and timeliness of the process.

The information regarding the obstacles and challenges has been expanded to include the challenges that remain prior to beginning production, specifically the construction of plastic injection molds that are scheduled to be completed by November 25, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 12

7. Please expand the bullet point disclosure to provide a discussion of the reasons for and causes of the increase in expenses in general and administrative and research and development. Your current disclosure only states that these types of expenses have increased. Refer to Instruction 2 to Item 9(a) in Part II of Form 1-A.

The bullet point has been expanded to reflect that the principal driver of the increase in general and administrative expenses resulted from the increase in personnel of the company from approximately 10 persons to approximately 30from the period ending March 31, 2014 to March 31, 2015. Additionally, the bullet point for research and development has been expanded to reflect that the company was able to engage in additional research and development of its core product during that period following capital raising efforts.

Liquidity and Capital Resources, page 12

8. Please revise your filing to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350 for additional guidance.

The Liquidity and Capital Resources section has been expanded to include disclosure that the company will be able to continue its normal operations through the end of June 2016 without the proceeds from this offering.

9. It appears that you have not received revenues from operations since April 2013. Please describe your plan of operations for the 12 months following commencement of the offering and related disclosure. Refer to Item 9(c) in Part II of Form 1-A.

A Plan of Operations section has been added to include disclosure regarding the planned operations over the next 12 months, including the company’s schedule for starting and increasing production.

10. You state in the first paragraph on page 13 that $175,000 in related party notes was converted into Series Seed Preferred. Please tell us whether any related party notes remain outstanding and provide clarifying disclosure. If so, explain to us why these are not required to be disclosed on page 17 and file the agreements as exhibits.

There are no remaining party notes outstanding at this time. All notes issued by the company have converted into the preferred stock of the company.

Security Ownership of Management and Certain Security holders, page 16

11. We note that your table does not include the preferred stock. Refer to Item 12(a)(2) in Part II of Form 1-A and advise or revise. In addition, given the conversion feature of the preferred, please also include the preferred ownership as part of the common stock to the extent it is owned by officer, directors, and 10% owners or advise.

No holder of preferred stock owns, or is the beneficial owner of 10% or more of the company’s equity securities, whether in the current share count or in the amounts they would hold following conversion to common stock under the terms of the Certificate of Incorporation. No officer or director has been issued preferred stock.

Securities Being Offered
Preferred Stock, page 19

12. Please provide a discussion of the rights of the preferred stock. It appears from your disclosure on pages 3 and F-15 that each share of preferred stock is convertible into one share of common stock. In addition, revise the cover page to state that the Series A Preferred you are offering is convertible into common and add a brief description of the conversion terms as the conversion feature is not clear from the title of the securities.

The cover page has been revised to include a brief description of the conversion of the Series A Preferred Stock into Common Stock. The Securities Being Offered section has been amended to include a discussion of the terms of the conversion of the preferred stock of the company.

Consolidated Financial Statements
Independent Auditor’s Report, page F-1

13. We note your disclosure beginning on page F-18 regarding your ability to continue as a going concern. Please tell us how your auditors considered the guidance in AU-C Section 570 in evaluating whether there was substantial doubt about your ability to continue as a going concern and the basis for their conclusion.

The auditor extensively considered the need for an Other Matter paragraph to its opinion with regards to the going concern assumption. It was concluded that the disclosures as revised and presented in the issued financial statements were adequate to provide the readers with ample information for their decision making regarding these financials, and that the auditor obtained and audited sufficient, appropriate evidence to conclude that management’s plans successfully alleviated the substantial doubt that the entity continue as a going concern for 12 months.

The auditor utilized AU-C 570 as a guide for auditing the going concern assumption and reporting on the financial statements. The auditor considered the negative factors about the company, including the fact that the principal product has not yet come to market, net losses each year since inception and through the report date, net losses after considering pre-sales, lack of operating history, and insignificant earned revenues, and concluded that substantial doubt to the company’s ability to continue as a going concern exists. The auditor then considered management’s plans to alleviate this substantial doubt, including factors relating to recognition of pre-sales of the principal product, established production arrangements, availability of additional funding, and ability to meet obligations as they come due, and concluded that the positive factors included in management’s plans, especially those supported by actual results and circumstances through the audit opinion date, successfully alleviated the substantial doubt that the company continue as a going concern.

Finally, the auditor concluded Note 12 to the financials provided readers with sufficient information on the key considerations regarding the going concern assumption.

EXIA-11 Consent

14. The consent of your independent auditor refers to their report dated September 16, 2015; however, the Independent Auditor’s Report included in the Form 1-A is dated September 15, 2015. Please revise the consent accordingly.

The dates have been reconciled to September 15, 2015, the date which the independent auditor’s report was completed.

Part III—Exhibits
Index to Exhibits, page 24

15. Please file a copy of your agreement with SI Securities. Refer to Item 17(1) of Part III to Form 1-A.

The agreement with SI Securities will be filed as Exhibit 1 to the Offering Statement.

16. Please file a copy of any agreements related to your subordinated unsecured convertible promissory notes or advise.

There are no longer any outstanding convertible promissory notes of the company. All notes that existed at the date of the original filing converted into Series 2 Seed Preferred Stock of the company on September 30, 2015.

17. You appear to be substantially dependent on your Original Equipment Manufacturing Agreement with a Chinese manufacturer and your License Agreement with CloudNav, Inc. Please file copies of these agreements as exhibits or advise. Refer to Item 17(6) of Part II to Form 1-A.

The company is not substantially dependent on the Original Equipment Manufacturing Agreement or the License Agreement with CouldNav.

The company has relationships with many manufacturing suppliers and vendors that deliver parts for the Omni. The Chinese manufacturer is responsible for making the plastics and assembling the final product. The agreement in place with the manufacturer is non-exclusive, and the company believes it could change to an alternative manufacturer at short notice. The company itself, not the manufacturer, owns the plastic injection molds used to create the plastic parts to the Omni and the company could move its molds and operations to another manufacturer, as needed. These considerations, along with the fact that the manufacturer is not providing trade financing, does not own or control the tooling, does not own elements of the design, and does not own any proprietary manufacturing process or have specific experience necessary to make the Virtuix Omni, allows the company to reach the conclusion that it is not substantially dependent on the manufacturing agreement.

With regard to CloudNav, CloudNav produced some sensor fusion code for the company that is used in the Omni’s firmware. However, the code is only a small part of the entire software package for the Omni. Further, the company owns the code in object code format and does not require ongoing dealings with CloudNav. CloudNav receives a small royalty on each Omni unit sold, but is not involved with the company’s ability to produce its products. As such, the company does not believe it is substantially dependent upon the License Agreement with CloudNav.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Virtuix Holdings Inc. filed on September 17, 2015. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,
/s/Andrew Stephenson

Andrew Stephenson
KHLK LLP

cc: Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
1826 Kramer Lane, Suite H
Austin, TX 78758